Aames 2001-3

Mortgage Pass-Through Certificates

Series 2001-3

Credit Enhancement Report for October 25, 2001 Distribution
Credit Enhancement Report
ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	0.00	1,259.72	1,259.72

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			8,314.47
Overcollateralization Requirement			4,812,728.65
Excess Interest			368,793.75

Page 11 of 27	© COPYRIGHT 2001 Deutsche Bank